UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

          For the Quarterly Period Ended March 31, 2001






                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 576-4000
_________________________________________________________________
  (Name of registered holding company and address of principal executive offices)




ITEM 1 - ORGANIZATION CHART

  Name of    Energy                               Percentage
 reporting   or gas      Date of      State of     of voting
  company    related   organization organization  securities   Nature of
             company                                 held      business

Entergy     Energy     May 17, 1995   Delaware      a 100%    Energy
Power       related                                  owned    marketing
Marketing   business                              subsidiary  and
Corp.                                             of Entergy  brokering.
(EPMC)                                            Corporation

Entergy     Energy     November 3,    Delaware      a 100%    Holding
Holdings,   related    1997                          owned    company
Inc. (EHI)  business                              subsidiary  investing
                                                  of Entergy  in
                                                  Corporation miscellaneo
                                                              us energy
                                                              related
                                                              companies.

Entergy     Energy     January 28,    Delaware      a 100%    Production,
Thermal,    related    1999                          owned    sale, and
LLC         business                              subsidiary  distributio
(Entergy                                            of EHI    n of
Thermal)                                                      thermal
                                                              energy
                                                              products.

Entergy     Energy     January 28,    Delaware      a 100%    Energy
Business    related    1999                          owned    management
Solutions,  business                              subsidiary  services.
LLC (EBS)                                           of EHI

Entergy     Energy     February 25,    Delaware     a 100%    Holding
Power       related    1999                          owned    company
Holdings    business                              subsidiary  investing
USA                                               of Entergy  in
Corporation                                       Corporation qualifying
(EPH)                                                         facilities.

Entergy     Energy     February 25,   Delaware      a 100%    Development
Power RS    related    1999                          owned    and
Corporation business                              subsidiary  ownership
(EPRS)                                              of EPH    of
                                                              qualifying
                                                              facilities.

Entergy     Energy     June 15,       Delaware      a 100%    Holding
Power Gas   related    2000                          owned    company
Holdings    business                              subsidiary  investing
Corporation                                       of Entergy  in energy
(EPGHC)                                           Corporation commodity
                                                              brokering
                                                              and related
                                                              services.

Entergy     Energy     June 20,       Delaware    a 80% owned Holding
Power Gas   related    2000                       subsidiary  company
Operating   business                               of EPGHC   investing
Corporation                                                   in energy
(EPGOC)                                                       commodity
                                                              brokering
                                                              and related
                                                              services.

Highland    Energy     June 23,        Texas         a 75%    Energy
Energy      related    1987                          owned    commodity
Company     business                              subsidiary  brokering
(Highland)                                         of EPGOC   and related
                                                              services.

ITEM 1 - ORGANIZATION CHART (cont'd)

  Name of   Energy or                               Percentage
 reporting     gas        Date of      State of     of voting
  company    related   organization  organization   securities  Nature of
             company                                   held     business
TLG         Energy     December 30,   Connecticut     a 100%   Provide
Services,   related    1986                           owned    field
Inc. (TLG)  business                                subsidiary services
                                                    of Entergy for the
                                                     Nuclear,  decommissi
                                                       Inc.    oning of
                                                               nuclear
                                                               plants

Entergy     Energy     August 30,        Texas        a 99%    Provide
Solutions,  related    2000                          limited   competitive
LTD (ESLTD) business                                 partner    energy
                                                     interest  service
                                                     held by   and
                                                     Entergy   electric
                                                      Retail   sales
                                                     Holding
                                                     Company
                                                     and a 1%
                                                     general
                                                     partner
                                                     interest
                                                     held by
                                                     Entergy
                                                      Retail
                                                      Texas,
                                                       Inc.

Axia        Energy     January 25,     Delaware      a 49.5%   Energy
Energy, LP  related    2001                          limited   marketing
(Axia)      business                                 partner   and
(new)                                                interest  brokering.
                                                    and a 0.5%
                                                     general
                                                     partner
                                                    interest,
                                                     in each
                                                       case
                                                    indirectly
                                                     held by
                                                     Entergy
                                                      Power
                                                    Internatio
                                                       nal
                                                     Holding
                                                      Corp.

EWO GP LLC  Energy     October 30,     Delaware       a 100%   Holding
(EWO) (new) related    2000                           owned    company
            business                                subsidiary investing
                                                      of EWO   in energy
                                                    Marketing  commodity
                                                     Holding,  brokering
                                                       Inc.    and
                                                               related
                                                               services.



ITEM 1 - ORGANIZATION CHART (cont'd)

 Name of     Energy                                 Percentage
reporting    or gas      Date of       State of     of voting
 company    related    organization  organization   securities  Nature of
            company                                    held     business

EWO         Energy    October 30,      Delaware       a 99%    Energy
Marketing,  related   2000                           limited   marketing
L.P.        business                                 partner   and
(EWOM)                                               interest  brokering.
(new)                                                held by
                                                       EWO
                                                    Marketing
                                                     Holding,
                                                    Inc. and a
                                                    1% general
                                                     partner
                                                     interest
                                                     held by
                                                   EWO GP LLC


EPMC Activities
      During the quarterly period ended March 31, 2001, EPMC engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers. Effective January 31, 2001, EPMC merged into Axia.

EHI Activities
      During the quarterly period ended March 31, 2001, EHI acted as a holding company engaged in investment in energy related companies consistent with Rule 58.

Entergy Thermal Activities
      During  the quarterly period ended March 31, 2001,  Entergy
Thermal  operated a district cooling and heating  system  in  New
Orleans, Louisiana.

EBS Activities
      During  the quarterly period ended March 31, 2001, EBS  was
inactive,  but  in  the  future  intends  to  engage  in   energy
management services.

EPH Activities
      During the quarterly period ended March 31, 2001, EPH acted as a holding company with respect to Entergy's investments in "qualifying facilities" (QFs) under the Public Utility Regulatory
Policies Act of 1978 (PURPA).

EPRS Activities
      During the quarterly period ended March 31, 2001, EPRS engaged in the development, acquisition and ownership of a 50% interest in RS Cogen LLC. RS Cogen LLC is developing, and will own and operate a 500 MW cogeneration facility in Louisiana which is a QF under PURPA.

EPGHC Activities
     During the quarterly period ended March 31, 2001, EPGH acted as a holding company for investing in energy commodity brokering and related services.

EPGOC Activities
      During the quarterly period ended March 31, 2001, EPGOC acted as a holding company for investing in energy commodity brokering and related services.

Highland Activities
      During the quarterly period ended March 31, 2001, Highland engaged in the business of energy commodity brokering and related services.

TLG Activities
      During the quarterly period ended March 31, 2001, TLG provided field services in decontamination, decommissioning, radiological health and safety, industrial safety, radiological and hazardous/toxic waste management and disposal. Revenues during the quarterly period ended March 31, 2001 were immaterial.

ESLTD Activities
      During the quarterly period ended March 31, 2001, ESLTD was in its formative stage and in the future intends to engage in providing competitive energy service and electric sales.

Axia Activities
      Axia was formed effective January 31, 2001 through a merger with EPMC. During the quarterly period ended March 31, 2001, Axia engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EWO Activities
      During the quarterly period ended March 31, 2001, EWO acted as a holding company for investing in energy commodity brokering and related services.

EWOM Activities
      During the quarterly period ended March 31, 2001, EWOM engaged in the business of managing the electric generation assets of affiliates and third party customers as well as fulfilling the electric energy needs of third party customers under long term contracts. The third party customers are principally electric and municipal cooperatives.

ITEM  2  -  ISSUANCES  AND  RENEWALS OF  SECURITIES  AND  CAPITAL
CONTRIBUTIONS


  Company     Type of    Principal                             Person to whom   Collateral   Consideration
  issuing    security    amount of     Issue or     Cost of     security was    given with    received
 security     issued      security     renewal      capital        issued        security     for each
                                                                                              security

   Axia       Limited       N/A         Issue         N/A       Entergy Power      N/A         $114.2
Energy, LP    Partner                                           International                 million
                and                                            Holding Corp.,
              General                                              through
              Partner                                           subsidiaries
             Interest

    EWO       Limited       N/A         Issue         N/A       EWO Marketing      N/A          $990
 Marketing    Partner                                           Holding, Inc.
   L.P.      Interest

    EWO       General       N/A         Issue         N/A        EWO GP LLC        N/A          $10
 Marketing    Partner
   L.P.      Interest

EWO GP LLC    Member        N/A         Issue         N/A       EWO Marketing      N/A          $10
             Interest                                           Holding, Inc.

Company contributing   Company receiving      Amount of capital
      capital               capital             contribution

        None                  None                   N/A


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf
                     of Associated Companies

Reporting   Associate
 company     company   Types of              Indirect
rendering   receiving  services     Direct     costs   Cost of   Total
 services   services   rendered     costs     charged  capital   amount
                                    charged                      billed

   EHI         EBS     Professional   $ 30       -0-      N/A     $ 30
                       services
                       and back
                        office
                        support

   EHI       Entergy    Same as       $ 13       -0-      N/A     $ 13
             Thermal     above

   Part II - Transactions Performed by Associated Companies on
                  Behalf of Reporting Companies

 Associate   Reporting
  company     company   Types of               Indirect
 rendering   receiving  services      Direct    costs   Cost of    Total
 services    services   rendered       costs   charged  capital    amount
                                      charged                      billed

    EEI        EPMC     Professioal   $951,857   $-0-     N/A     $951,857
                        services
                        and back
                        office support

    EEI         EHI     Same as        $26,696   $-0-     N/A     $ 26,696
                        above


    EEI       Entergy   Same          $118,500   $-0-     N/A     $118,500
              Thermal

                        Same as
    EEI         EBS     above.          $6,188   $-0-     N/A     $  6,188

    EEI        EPRS     Same as       $442,193   $-0-     N/A     $442,193
                        above.

    EEI        EPGOC    Same as       $168,622   $-0-     N/A     $168,622
                        above.

    EEI        ESLTD    Same as       $542,270   $-0-     N/A     $542,270
                        above.

    EEI        EWOM     Same as        $44,438   $-0-     N/A     $ 44,438
                        above.

  Entergy       TLG     Administr     $128,635   $-0-     N/A     $128,635
 Nuclear,               ative/Man
   Inc.                 agement
                        services.

  Entergy      ESLTD    Same as       $899,546   $-0-     N/A     $899,546
  Retail                above.
 Louisiana
Management
 Services,
   LLC-A

  Entergy       TLG     Same as       $792,848   $-0-     N/A     $792,848
  Nuclear               above.
Operations,
   Inc.

   Axia        EWOM     Same as       $697,360   $-0-     N/A     $697,360
                        above.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:
  Total consolidated capitalization as of March
   31, 2001                                        $15,029,806,000    Line 1
  Total capitalization multiplied by 15% (line 1
   multiplied by 0.15)                               2,254,470,900    Line 2
  Greater of $50 million or line 2                   2,254,470,900    Line 3

  Total current aggregate investment:
    Energy marketing and brokering (Axia, Highland,
     ESLTD, EWO, and EWOM)                             398,308,555
    Energy related technical and similar services
     (EHI & TLG)                                        67,778,822
    Development and ownership of QFs (EPH
     & EPRS)                                                 2,000
                                                    --------------
      Total current aggregate investment               466,089,377    Line 4
                                                    --------------
Difference between the greater of $50 million or
15% of capitalization and the total aggregate
investment of the registered holding company
system (line 3 less line 4)                         $1,788,381,523    Line 5
                                                    ==============


ITEM 5 - OTHER INVESTMENTS

 Major line of       Other            Other          Reason for
energy-related   investment in    investment in     difference in
   business       last U-9C-3      this U-9C-3    other investment
                    report           report

Energy            $2,500,000           -0-        EPMC merged into
marketing and                                      Axia effective
brokering                                         January 31, 2001
(EPMC)


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     Filed under confidential treatment pursuant to Rule 104(b).

B.   Exhibits

     1. Certificate of filing of Form U-9C-3 for the 4th Quarter of 2000 with interested state commissions and municipal regulator.
     2. Service agreement between Axia Energy, LP and EWO Marketing, L.P. (Filed under confidential treatment pursuant to Rule 104(b).)



                            SIGNATURE


      Pursuant to the requirements of the Public Utility  Holding
Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:  /s/ Nathan E. Langston
                                     _______________________
                                        Nathan E. Langston
                                     Vice President and Chief
                                        Accounting Officer


Dated:  May 29, 2001